

September 26, 2023

Zachary Kirkhorn
Chief Financial Officer
Tesla, Inc.
1 Tesla Road
Austin, TX 78725

>   **Re: Tesla, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2022**
>   **Filed January 31, 2023**
>   **File No. 001-34756**

Dear Zachary Kirkhorn:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Income Taxes, page 36

1.   We note your critical accounting estimate for income taxes and that significant judgment is required in determining your provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against your net deferred tax assets. We also note your disclosure on page 82 (Note 14 – Income Taxes) that you continue to monitor the realizability of the U.S. deferred tax assets, taking into account multiple objective and subjective factors. Please revise your future filings to address the following:

   •   Expand your disclosure to provide greater insight into the quality and variability of information regarding financial condition and operating performance. While your accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion here should present qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations.

- We note you reference numerous factors considered in your assessment of the realizability of your U.S. deferred tax assets, including but not limited to, a history of losses in prior years, excess tax benefits related to stock-based compensation, future reversal of existing temporary differences, and tax planning strategies. Revise to provide an analysis of the factors considered, such as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Where applicable, provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

Financial Statements
Notes to Consolidated Financial Statements
Note 14 - Income Taxes, page 81

2. We note your earnings history, including significant pre-tax income in each of the three years presented within your consolidated statements of operations. We also note your disclosure on page 82 that you intend to continue maintaining a full valuation allowance on your U.S. deferred tax assets until there is sufficient evidence to support the reversal of all, or some portion, of your valuation allowance. Please tell us, and revise your disclosure in future filings to clarify, what you mean when you state "... we intend to continue maintaining a full valuation allowance on our U.S. deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances." In this regard, reconcile your disclosure to the "more-likely-than-not" recognition threshold within ASC 740-10-30, or revise to eliminate the ambiguity.

3. Please provide to us supplementally your analysis of the factors you considered (i.e., those factors referenced on page 82) supporting your conclusions as of December 31, 2022, and 2021, that it is more likely than not that your U.S. deferred tax assets will not be realized.

　　In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　You may contact Kevin Stertzel at (202) 551-3723 or Hugh West at (202) 551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing